UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

Commission File Number: 0-26329

   /X / Form 10-K /_ / Form 20-F /_ / Form 11-K /_ / Form 10-Q /_ / Form N-SAR

For Period Ended:   February 28, 2001

(Check One):

                                [ ] Transition Report on Form 10-K
                                [ ] Transition Report on Form 20-F
                                [ ] Transition Report on Form 11-K
                                [ ] Transition Report on Form 10-Q
                                [ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.



Copies of Communications Sent to:

                                    Mintmire & Associates
                                    265 Sunrise Avenue, Suite 204
                                    Palm Beach, FL 33480
                                    Tel: (561) 832-5696
                                    Fax: (561) 659-5371

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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                        PART 1 -- REGISTRANT INFORMATION

                                 BILLYWEB CORP.
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                             Full Name of Registrant


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                            Former Name if Applicable

                          20 E. 42nd Street, Suite 6-R,
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            Address of Principal Executive Office (Street and Number)

                              New York, N.Y. 10017
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                            City, State and Zip Code


                       PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Registrant's Annual Report on Form 10-KSB for the fiscal year ended February 28, 2001 could not be filed within the prescribed time period without unreasonable effort and expense to the Registrant.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

 Donald Mintmire       561                   832-5696
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     (Name)         (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

    [X] Yes     [  ] No

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    [_] Yes     [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.

                                 BILLYWEB CORP.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

   Date: 05/29/2001           By:   /s/ Frederic Richard
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                              Frederic Richard
                              President

Exhibit 99.1

                                DURLAND & COMPANY
                            CERTIFIED PUBLIC ACCOUNTS
                           A PROFESSIONAL ASSOCIATION
STEPHEN H.DURLAND               232A ROYAL PALM WAY             MEMBERS OF:
-----------------             PALM BEACH, FL   33480        FLORIDA INSTITUTE
ALSO CERTIFIED IN         (561) 822-9995 * FAX 822-9942               OF CPAS
CA, CO, GA, LA, MA,
MD, MS, NC, NJ, NY,
SC, TX, WI


29 May 2001



Billyweb Corp.
New York, NY   10017


Gentlemen:

We are unable to complete the audit of the financial statements of Billyweb Corp. as of February 28, 2001 and for the year ended in time for the Company's Form 10-KSB to be filed timely, due to unforseen circumstances. We do expect to have it completed within two weeks. Thank you.


Sincerely,

/s/ Durland & Company, CPAs, P.A.
Durland & Company, CPAs, P.A.